

STONE GROOVE

audio stillhouse

The 100-year-old MAKE building pays homage to the original Crawford family who cooked orange marmalade here in Orange County, CA for Sunkist Growers, Inc, by celebrating today's modern 'makers.' The restored 1917 historical space celebrates local taste makers, artisans, and musicians. The garden is a place to connect people, share stories and have conversations in a communal setting.





ORANGE COUNTY, CA

~~~

Stone Groove Stillhouse will be Orange County's premier ingredient-driven, grain-to-glass, "Experiential" Micro-Distillery Pub. The founders, Christa and Jeff Duggan, created the Third Wave coffee movement in Orange County in 2011 and grew it into a multi-unit, internationally awarded company. The founders are building on the enormous wealth of experience gained in experiential retail beverages and wish to replicate their successes via a new cutting-edge "musically influenced" micro-distillery concept based on the successful brew pub model, with additional market opportunities in sales through distribution and private label deals. The ambition is to take it nationwide and global in short order.



LOCATION DEMOGRAPHICS

Stone Groove Stillhouse will comprise of two incredible locations in Orange County, CA. The historic Anaheim MAKE building will house our beautiful custom copper Holstein spirits still, craft cocktail bar, chef-driven restaurant, and cafe while a secondary space will house the Audio Aging Barrel Warehouse.



THE MAKE
ANAHEIM, CA

LEASE SIGNED

The MAKE is a three-tenant project; all alcohol manufacturers. The trifecta includes: Stone Groove Stillhouse and our neighbors to the left and right which are the distinguished Pali Wine Co. and Unsung Brewery, respectively. Across the street from the Make is the Anaheim Pakcking House which is an iconic food hall in SoCal that draws on average 7500 visitors a day.



AUDIO AGING BARREL WAREHOUSE
LOCATION TBD

Stone Groove is a music brand and here is where we will use the power and influence of music to create uniquely aged spirits. Music is sound energy with a DNA-like signature. This energy, tunes to a specific frequency will provide for unique interactions between the barrel and the spirits it houses. In the process we will be bringing together two passions - music and spirits. Here we will also feature our Sensory Room for guided tastings and tours along with sales of retail goods and branded merchandise.

CONCEPT.

DISTILLERY PUB

Spirits aren't new...but, the manner in which Stone Groove creates and presents them is. From sourcing farm-level craft malts, to creating proprietary yeast strains through our in-house yeast lab, there are many opportunities in our model for us to produce spirits that are not only World-Class, but truly innovative.

Our cutting-edge distillery pub concept is designed to make spirits approachable. By creating an immersive, educational, fun and energetic venue for people to learn about and partake in craft spirits, our mission is to emulate the successes of the craft beer industry by inviting customers into the process. Recently made legal in California in 2016, the timing is perfect for this distillery pub concept. Being at the infant stage of an industry about to explode in growth, the opportunity to define a space such as this has never been better.

Stone Groove is a brand rooted in music. To such a degree that we are developing a proprietary barrel aging process the uses sonic energy in the form of music to influence the interactions between the spirits and barrel.

AUDIO AGING

This is our stage. Music is powerful. Not only from a scientific perspective, but an emotional one. A song is a harmony of frequencies spanning a wide bandwidth where no two songs are alike. If a comparison could be made, music is as unique as DNA. The age-old tradition of barrel aging has created several "knowns." One being the notion that agitation affects the aging process and characteristic of the spirit.

Much of the data suggests that by varying the methods of agitation you create different flavor profiles when all other variables remain constant. By applying this concept of agitation to music as the source of energy, we can create a DNA-like flavor signature in our spirits. Music has a near universal appeal. Not many people haven't formed some sort of passionate affinity for a particular song, band, or genre of music. Our proprietary aging process will allow people to actually taste the music they have grown to love and appreciate.

WHOLESALE AND ONLINE

With Portola Coffee, the Duggan's realized the value that retail brings to a brand. Retail exposure is the secret weapon when it comes to quick propagation and media coverage. The beauty of this micro-distillery concept is the symbiotic relationship between retail and wholesale. Retail will create that early recognition and consumer demand which will set the stage for our wholesale distribution plan.

Wholesale is essential for volume sales. While our distillery pub concept will be duplicated in major Metropolitan Service Areas through the U.S., it is our wholesale program that will get our spirits on the shelves of retail, bars, and homes across the country.

Stone Groove, with its Type 74 alcohol license will sell direct to consumer for a high profit margin through its distillery pub. But our wholesale program will act as a force multiplier providing access to our spirits in territories not occupied by a Stone Groove distillery pub.

PRIVATE LABEL

A vast number of spirits brands are not distillers. They contract with wholesale distillers such as MGP in Indiana to provide the spirits that are then private labeled. With our unique branding and musical aging process we can create appeal. With private labels, the options are limitless. Potential private label customers include fully capitalized start-up brands, airlines, rail transportation, elite cocktails bars around the world, and alcoholic beverage conglomerate looking to fill a void in their portfolio.

Private labeling is an extension of wholesale sales that capitalizes on a unique opportunity that exists in the market which is to fulfill the needs for well executed brands that want to jump on the craft spirits wave without having endure all of the requirements for becoming a bono-fide distillery.

Stone Groove Stillhouse is a spirits brand that is well suited to partner with record labels and independent musical artists to license products associated with the worlds most talented artists.

MUSIC IN SPIRITS.








PACKING
Anaheim
HOUSE








BTL SVC
MANHATTAN


MOSCOW MULE





THE MAKE

DISTILLERY, BAR, CAFE & RESTAURANT.

ANAHEIM, CA

VISUAL THEATER

Who has actually witnessed the production of spirits? The average consumer is in the dark. Not only do they not know how spirits are produced, they have no idea where to go to solve this problem. It is a problem! Craft spirits growth has outpaced craft beer and the target market is mystified. The same problem was realized by the craft beer industry 15 years ago and they did an epic job solving it. We only have to look to Ballast Point and its $1B selling price to realize how well craft beer executed this model. Spirits is where craft beer was prior to that boom.

The Stone Groove value proposition is high. It embodies many unique facets that in-and-of-themselves, create separation in the market. That said, this distillery pub concept is craft spirits' answer to the increasing demand by the largest consumer market of craft spirits to know about what they are consuming.

SHOWCASE BAR

While, the spirit aficionados will likely enjoy our spirits neat, we realize that the majority of spirits consumption in America is cocktail-based. A well designed, and properly assembled cocktail can be a truly epic experience. So, we will build an elite ingredients-to-glass cocktail bar program to provide that mechanism for our patrons to enjoy. Everything is made in-house, including the distilled spirit! Being a distillery, we have the unique ability to craft spirits around the cocktail, which is the opposite of the industry standard where bartenders have to work around the spirit. This capability will ensure an elite level cocktail program and competitive edge.

Our cocktail program will create a high-profit center and act as a gateway to enjoying our spirits in a broader format. Additionally, our cocktail program will support our high-profit direct-to-consumer bottle sales

CREATIVE CUISINE

Traditionally, food takes center stage and the beverage is the "compliment." We intent to upend that notion by using our chef driven menu to elevate our spirits and cocktails. We will create a menu of cocktails and spirits with dishes recommended as "pairings." This will be a collaborative effort between our Bar Director and Chef to ensure the flavors of the beverages and food create a culinary experience not found elsewhere.

The menu will be internationally influenced and tapas style. The idea behind our food program is to offer dishes that if ordered individually can act as small bites, or collectively as a full meal. Food supports higher alcohol sales so executing it properly and strategically is a cornerstone of our pub model. Jason Quinn is a chef with a cult following, national accolades and a style that is uncannily a great match.

THE PROCESS

	INGREDIENT	PROCESS	PRODUCT
DISTILLERY	Our grain, corn, and fruit that make up Stone Groove's mash bills are carefully sourced from hand selected farmers and craft maltsters by our Master Distiller.	The production of our spirits will be a combination of human expertise, the best equipment available, and meticulous care. Once distilled, the spirit will be exposed to our proprietary audio influenced aging process while in barrel from 1 to 5 years before being bottled.	Incredibly unique, sonically aged, single-malt whiskey, brandy, bourbon, and rum. Other spirits not requiring barrel aging, such as gin, vodka, and liquors will also be made using the best grain, fruit & botanicals.
BAR	Stone Grooves craft spirits are the main ingredient. We will also work with local organic farmers to select from a wide variety of seasonal produce grown right here in our home state. CA is abundant in its diverse harvests.	We take these ingredients and create unique house-made amaro's, bitters, vermouths, liquors, and fernets to be combined with our house made distilled spirits.	World class, seasonally changing, seed-to-glass cocktail program that will satisfy all of your senses on par with the most elite craft cocktail bars in the country.
RESTAURANT	Working with local, quality-driven farmers, we are able to hand pick from a wide variety of seasonal produce grown right here in our home state. CA is abundant in its diverse harvests.	We take these ingredients and create seasonal dishes that pair with our cocktails. Many times, those liquors, amaros, and bitters that are used in our cocktail program are also used by our Chef!	World class farm-to-plate food program that is designed to be paired with our cocktail program. Serving brunch and dinner, our Chef will introduce you to a variety of extraordinary flavors inspired by worldly cuisine.
CAFE	Our founders' extensive international farm level relationships give us access to many unique & limited top-tier coffee beans.	Harnessing the knowledge and experience gained through Portola's success in coffee, Stone Groove will source, roast, and brew its coffee using the very best of equipment and technique. Whether a coffee beverage or an ingredient in a cocktail, the quality of flavor will be exemplary.	Expertly crafted alcoholic & non-alcoholic coffee beverage program that is on-par with the international award winning Portola Coffee Roasters products that our founders are so well known for.

MEET THE TEAM

JEFF DUGGAN
FOUNDER / ACM



Jeff's educational accolades began in high school when he graduated the Salutatorian of his class. He immediately attended the University of California at Riverside the following summer as a chemistry major. He continued his study in chemistry for the next 3 years before being hired by the City of Los Angeles. Shifting his focus away from natural science to computer science, Jeff attended Champlain College where he obtained his Bachelor's of Science degree in Computer and Digital Forensics. He spent the next 20 years in a high-stakes position in the public safety sector. During this long and prosperous career, he reached the highest level of trust and was tasked with creating and managing new sections and capabilities within his agency. It was from this experience that he gained skills in personnel management, project management, risk mitigation, and cultural diversity. In November 2014, he retired in good standing.

CHRISTA DUGGAN
FOUNDER / AMM



Prior to entering the hospitality industry, Christa was Chief Operations Officer for EFund Capital Management, LLC where she helped to manage the day-day operations of numerous portfolio companies. It was during her tenure that she learned how to identify management teams that were committed financially and emotionally to partnering with a results-oriented investor. She became an expert at identifying strategic and operational benchmarking to improve operating performance and create shareholder value. Her goal and personal philosophy is to always make good small companies even better by imparting her knowledge and guidance to implement positive, growth-producing changes.

It was with Christa's passion for business and Jeff's passion for coffee that they opened Portola Coffee Roasters. Portola Coffee Roasters has grown from 1 small location into 5 thriving locations. In fact, Portola Coffee received the 2016 Best Family Owned Medium Size Business Award by the Orange County Business Journal. During the same year, Christa was personally recognized as a nominee for Best Female Entrepreneur by the Orange County Business Journal as well. But, not only has Portola Coffee been recognized in Orange County, but they also received the 2015 Roaster of the Year award by Roast Magazine. This is by far the most sought-after coffee industry award in the World. Continued growth is still on the horizon for Portola Coffee Roasters thanks to the hard work, dedication, business savvy, and tenacity of Christa and her team.

TIMELINE



PHASE I
DESIGN, PERMITTING, LICENSING

PHASE 1 COMPLETED!

- DISTILLERY PUB CONCEPT LEGALIZED IN CA 2016 WITH PASSAGE OF AB1295
- STONE GROOVE DISTILLERY PUB CONCEPT FINALIZED SEPTEMBER 2017
- TEAMED UP WITH TWFG CONSULTING OCTOBER OF 2017.
- PHASE I OF CAPITAL RAISE BEGINS YEAR END 2017.
- CALIFORNIA ABC TYPE 74 PERMIT - CONDITIONAL APPROVAL: MARCH 2018
- CITY OF ANAHEIM BUILDING PERMIT SUBMITTAL #1: JUNE 2018
- FEDERAL TTB "DISTILLED SPIRITS PLANT" LICENSE ISSUED: OCTOBER 2018
- PAYMENT ON HOLSTEIN STILL: NOVEMBER 2018
- CITY OF ANAHEIM BUILDING PERMIT SUBMITTAL #2: JULY 2019
- OC HEALTH DEPARTMENT PERMIT ISSUANCE: SEPTEMBER 2019
- BRANDING COMPLETED: AUGUST 2019
- CITY OF ANAHEIM BUILDING PERMIT SUBMITTAL #3: OCTOBER 2019
- CITY OF ANAHEIM BUILDING PERMIT ISSUANCE: OCTOBER 2019
- STILL SHIPS TO U.S. FOR INSTALLATION: DECEMBER 2020

PHASE II
CONSTRUCTION AND OPENING

- **DAY 1** — BEGIN CONSTRUCTION
- **DAY 30** — INSTALL DISTILLATION EQUIPMENT
- **DAY 90** — INSTALL BAR AND KITCHEN EQUIPMENT
- **DAY 120** — SPIRITS PRODUCTION / COMPLETE CONSTRUCTION
- **DAY 130** — FINAL CITY AND HEALTH INSPECTIONS
- **DAY 140** — STAFF TRAINING AND FOOD/ MERCHANDISE STOCK
- **DAY 150** — GRAND OPENING











STONE GROOVE audio stillhouse MARGINS

DISTILLED SPIRITS

* RETAIL SALE

PROFIT 77%
COST TO PRODUCE 23%

VODKA & GIN

PROFIT
77% & 80%, RESPECTIVELY
COST TO PRODUCE
23% & 14%, RESPECTIVELY

WHISKEY
AGED 2 YEAR & 5 YEAR

CAFE

PROFIT 40%
LABOR 25%
COGS 35%

RESTAURANT

PROFIT 12%
Labor 30%
COGS 35%
OpEx 15%
RENT 8%

TASTING TOURS EVENTS

PROFIT 90%
LABOR 10%

BAR

PROFIT 67%
MIXERS 6%
DISTILLED SPIRIT 7%
BAR RENT 10%
LABOR 10%







CONTACT INFORMATION

email: jeff@stonegroovestillhouse.com

www.stonegroovestillhouse.com

(949) 923-8238